Exhibit 99.1

Aristocrat Leisure Completes Acquisition of Neo Group Ltd. (f/k/a NeoGames) for $29.50 per Share

Luxembourg – April 25, 2023 – Neo Group Ltd. (formerly known as NeoGames S.A.) (Nasdaq: NGMS) (“Neo” or the “Company”), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today that Aristocrat Leisure Limited (ASX: ALL) (“Aristocrat”), an entertainment and content creation company delivering world-leading mobile and casino games, has completed the previously announced acquisition of all of the outstanding ordinary shares of Neo for $29.50 per share in an all-cash transaction (the “Transaction”), representing an enterprise value of approximately $1.2 billion for Neo.

“We are excited to have successfully closed this transaction and joined forces with the Aristocrat team to further drive our success across iLottery, iGaming, and online sports betting,” said Moti Malul, Chief Executive Officer of Neo. “We firmly believe that this Transaction represents a great outcome for all of Neo’s shareholders, customers and employees. We are very grateful to all our stakeholders who have supported us since our inception. I would also like to thank all our employees for their commitment in making Neo the great company it is today.”

The transaction was announced on May 15, 2023.

About Neo

Neo is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables Neo to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. Neo remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. Neo strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical fact, including, without limitation, anticipated benefits, growth opportunities and other events relating to the acquisition, and projections about the Company’s business and its future revenues, expenses and profitability should be considered forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions, or the negative of these terms, are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.  These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and its industry as of the date of this press release. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law.

Forward-looking statements involve known and unknown risks and uncertainties, and are based on current expectations, assumptions, estimates and projections about the Company and its industry as of the date of this press release. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:  the risk that the expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition may not occur as anticipated, and the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses may exceed current expectations; litigation related to the transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Aristocrat’s and the Company’s traded securities; demands in the Company’s customer end markets and for the Company’s services and/or products that exceed the Company’s capacity; ongoing or potential litigations or disputes, incidental to the conduct of the Company’s ongoing business, with customers, suppliers, landlords, or other third parties; the business combination or the combined company’s products may not be supported by third parties; actions by competitors may negatively impact results; potential adverse reactions or changes to business relationships resulting from the completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Parent and the Company operate; and other risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov, as well as the Company’s Annual Report for the year ended December 31, 2023 to be filed with the SEC. It is not possible for our management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The Company cautions you therefore against relying on these forward-looking statements, and it qualifies all of its forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. SEC filings for the Company are available in the Investor Relations section of the Company’s website at ir.neogames.com.

Contacts
Investor Contact:
ir@neogames.com
Media Relations:
pr@neogames.com